

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2011

Via E-mail
Gregory F. Kowal
Chief Executive Officer
Mera Pharmaceuticals, Inc.
73-4460 Queen Ka'ahumanu Highway
Suite 110
Kailua-Kona, Hawaii 96740

     Re: **Mera Pharmaceuticals, Inc.**
              Item 4.01 Form 8-K
              Filed June 14, 2011 and amended June 24, 2011
              File No. 033-23460

Dear Mr. Kowal:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Joel Parker

                             Joel Parker
                             Accounting Branch Chief